UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2025
Commission file number 1-32479
  _____________________________________________________________
SEAPEAK LLC
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
2000, 550 Burrard Street, Vancouver, BC, Canada, V6C 2K2
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐

SEAPEAK LLC AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2025

ITEM 1 – FINANCIAL STATEMENTS
SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Voyage revenues (notes 6 and 10a)	159,475	176,333	478,543	530,952
Voyage expenses	(3,194)	(2,842)	(10,262)	(8,329)
Vessel operating expenses	(54,860)	(57,618)	(164,859)	(170,612)
Time-charter hire expenses	—	(2,108)	—	(6,409)
Depreciation and amortization	(33,612)	(35,378)	(101,539)	(105,581)
General and administrative expenses	(13,549)	(7,007)	(27,953)	(22,459)
(Write-down) and gain on sales of vessels (note 14)	(61,792)	3,368	(61,792)	4,339
Restructuring charges (note 16)	(1,460)	—	(20,724)	—
(Loss) income from vessel operations	(8,992)	74,748	91,414	221,901
Equity income (notes 3b, 7 and 10a)	8,907	31,362	64,562	95,864
Interest expense	(41,353)	(44,620)	(126,125)	(133,824)
Interest income (note 7)	3,059	3,724	9,311	10,590
Realized and unrealized (loss) gain on non-designated derivative instruments (note 11)	(1,261)	(28,065)	(26,476)	3,465
Foreign currency exchange loss (notes 8 and 11)	(924)	(4,789)	(3,737)	(3,485)
Other (expense) income (notes 3b and 5)	(7,480)	5,599	(21,469)	(3,943)
Net (loss) income before income tax recovery (expense)	(48,044)	37,959	(12,520)	190,568
Income tax recovery (expense) (note 9)	981	(681)	(696)	(2)
Net (loss) income	(47,063)	37,278	(13,216)	190,566
Non-controlling interest in net (loss) income	(17,666)	2,494	(16,526)	4,880
Preferred unitholders' interest in net (loss) income	6,279	6,425	18,837	19,275
Common unitholder's interest in net (loss) income	(35,676)	28,359	(15,527)	166,411
Related party transactions (note 10)

Subsequent events (note 17)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Net (loss) income	(47,063)	37,278	(13,216)	190,566
Other comprehensive loss:
Other comprehensive loss before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments, net of tax	385	(14,620)	(8,014)	3,214
Amounts reclassified from accumulated other comprehensive income, net of tax
To equity income:
Realized gain on qualifying cash flow hedging instruments	(2,887)	(4,233)	(8,734)	(12,921)
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 11)	143	175	482	557
Other comprehensive loss	(2,359)	(18,678)	(16,266)	(9,150)
Comprehensive (loss) income	(49,422)	18,600	(29,482)	181,416
Non-controlling interest in comprehensive (loss) income	(17,623)	2,546	(16,382)	5,047
Preferred unitholders' interest in comprehensive (loss) income	6,279	6,425	18,837	19,275
Common unitholder's interest in comprehensive (loss) income	(38,078)	9,629	(31,937)	157,094
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except unit data)

	As at September 30, 2025	As at December 31, 2024
	$	$
ASSETS
Current
Cash and cash equivalents (note 13)	103,732	153,726
Restricted cash – current (note 13)	—	9,210
Short-term investments	9,200	—
Accounts receivable, including non-trade of $6,488 (2024 – $6,183) (note 11)	30,043	29,058
Prepaid expenses	14,694	15,162
Vessels held for sale (note 14c)	47,090	—
Current portion of derivative assets (note 11)	31,058	35,684
Current portion of net investments in direct financing and sales-type leases, net (notes 3b and 6)	20,731	20,928
Amounts due from affiliates (notes 10b and 12e)	13,879	19,679
Other current assets (note 12e)	12,692	6,619
Total current assets	283,119	290,066
Restricted cash – long-term (note 13)	20,880	25,032
Vessels and equipment
At cost, less accumulated depreciation of $68,255 (2024 – $94,752)	348,545	731,318
Vessels related to finance leases, at cost, less accumulated depreciation of $426,944 (2024 – $367,146) (note 5)	2,170,715	1,979,630
Advances on newbuilding contracts (note 12a)	275,543	243,186
Total vessels and equipment	2,794,803	2,954,134
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,350,526	1,346,578
Net investments in direct financing and sales-type leases, net (notes 3b and 6)	588,647	625,398
Other assets	26,535	28,858
Derivative assets (note 11)	17,449	50,913
Intangible assets, net	15,233	20,434
Goodwill	37,308	37,308
Total assets	5,134,500	5,378,721
LIABILITIES AND EQUITY
Current
Accounts payable	7,239	7,093
Accrued liabilities and other (note 12e)	116,795	100,060
Unearned revenue (note 6)	32,595	34,733
Current portion of long-term debt (note 8)	113,933	177,093
Current obligations related to finance leases (note 5)	230,600	129,418
Current portion of derivative liabilities (note 11)	50	22,283
Amounts due to affiliates (note 10b)	12,975	6,721
Total current liabilities	514,187	477,401
Long-term debt (note 8)	763,712	882,446
Long-term obligations related to finance leases (note 5)	1,606,269	1,598,135
Other long-term liabilities (notes 3b, 6 and 12d)	76,591	88,764
Derivative liabilities (note 11)	16,028	25,281
Total liabilities	2,976,787	3,072,027
Commitments and contingencies (notes 5, 7, 8, 11 and 12)
Equity
Common units (99.9 million units issued and outstanding at September 30, 2025 and December 31, 2024)	1,816,352	1,931,879
Preferred units (11.9 million units authorized; 11.5 million issued and outstanding at September 30, 2025 and December 31, 2024)	278,419	278,419
Accumulated other comprehensive income	19,673	36,083
Equity	2,114,444	2,246,381
Non-controlling interest	43,269	60,313
Total equity	2,157,713	2,306,694
Total liabilities and total equity	5,134,500	5,378,721
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2025	2024
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(13,216)	190,566
Non-cash and non-operating items:
Unrealized loss on non-designated derivative instruments (note 11)	38,738	14,303
Depreciation and amortization	101,539	105,581
Write-down and (gain) on sales of vessels (note 14)	61,792	(4,339)
Unrealized foreign currency exchange loss	5,161	6,599
Equity income, net of distributions received of $47,349 (2024 – $40,903) (note 7)	(17,213)	(52,893)
Amortization of deferred financing issuance costs included in interest expense	3,029	3,492
Change in unrealized credit loss provisions included in other (expense) income (note 3b)	20,600	10,300
Gain on extinguishment of obligations related to finance leases included in other (expense) income (note 5)	—	(6,331)
Other non-cash items	(4,410)	495
Change in operating assets and liabilities:
Receipts from direct financing and sales-type leases	16,948	15,613
Expenditures for dry docking	(8,978)	(11,895)
Other operating assets and liabilities	10,499	(14,535)
Net operating cash flow	214,489	256,956
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	306,180	355,885
Scheduled repayments of long-term debt and settlement of related swaps (note 11)	(175,084)	(68,369)
Prepayments of long-term debt	(350,000)	(280,885)
Extinguishment of obligations related to finance leases, net of security deposits (note 5)	—	(413,501)
Proceeds from financing related to sales and leaseback of vessels (note 5)	213,000	519,685
Scheduled repayments of obligations related to finance leases	(100,489)	(101,131)
Financing issuance costs	(8,442)	(6,633)
Cash distributions paid	(118,837)	(269,275)
Dividends paid to non-controlling interest	(662)	(4,411)
Net financing cash flow	(234,334)	(268,635)
INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts	(34,311)	(11,417)
Purchase of short-term investments	(9,200)	—
Capital returned from equity-accounted joint ventures	—	29,961
Proceeds from the sales of vessels (note 14)	—	27,705
Net investing cash flow	(43,511)	46,249
(Decrease) increase in cash, cash equivalents and restricted cash	(63,356)	34,570
Cash, cash equivalents and restricted cash, beginning of the period	187,968	184,394
Cash, cash equivalents and restricted cash, end of the period	124,612	218,964
Supplemental cash flow information (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Unitholder Equity
	Common Units	Common Units	Preferred Units	Preferred Units	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$
Balance as at December 31, 2024	99,949	1,931,879	11,529	278,419	36,083	60,313	2,306,694
Net income (loss)	—	2,906	—	6,279	—	(1,242)	7,943
Other comprehensive (loss) income	—	—	—	—	(8,366)	53	(8,313)
Distributions declared:
Common units ($1.0005 per unit)	—	(100,000)	—	—	—	—	(100,000)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,504)	—	—	(3,504)
Dividends paid to non-controlling interest	—	—	—	—	—	(361)	(361)
Balance as at March 31, 2025	99,949	1,834,785	11,529	278,419	27,717	58,763	2,199,684
Net income	—	17,243	—	6,279	—	2,382	25,904
Other comprehensive (loss) income	—	—	—	—	(5,642)	48	(5,594)
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,504)	—	—	(3,504)
Balance as at June 30, 2025	99,949	1,852,028	11,529	278,419	22,075	61,193	2,213,715
Net (loss) income	—	(35,676)	—	6,279	—	(17,666)	(47,063)
Other comprehensive (loss) income	—	—	—	—	(2,402)	43	(2,359)
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,504)	—	—	(3,504)
Dividends paid to non-controlling interest	—	—	—	—	—	(301)	(301)
Balance as at September 30, 2025	99,949	1,816,352	11,529	278,419	19,673	43,269	2,157,713

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Unitholder Equity
	Common Units	Common Units	Preferred Units	Preferred Units	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$
Balance as at December 31, 2023	99,949	2,275,102	11,529	278,419	31,347	92,211	2,677,079
Net income (loss)	—	75,561	—	6,425	—	(121)	81,865
Other comprehensive income	—	—	—	—	9,385	60	9,445
Distributions declared:
Common units ($2.0010 per unit)	—	(200,000)	—	—	—	—	(200,000)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,849)	—	—	(2,849)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,576)	—	—	(3,576)
Dividends paid to non-controlling interest	—	—	—	—	—	(4,050)	(4,050)
Balance as at March 31, 2024	99,949	2,150,663	11,529	278,419	40,732	88,100	2,557,914
Net income	—	62,491	—	6,425	—	2,507	71,423
Other comprehensive income	—	—	—	—	28	55	83
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,849)	—	—	(2,849)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,576)	—	—	(3,576)
Balance as at June 30, 2024	99,949	2,213,154	11,529	278,419	40,760	90,662	2,622,995
Net income	—	28,359	—	6,425	—	2,494	37,278
Other comprehensive (loss) income	—	—	—	—	(18,730)	52	(18,678)
Distributions declared:
Common units ($0.5003 per unit)	—	(50,000)	—	—	—	—	(50,000)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,849)	—	—	(2,849)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,576)	—	—	(3,576)
Dividends paid to non-controlling interest	—	—	—	—	—	(361)	(361)
Balance as at September 30, 2024	99,949	2,191,513	11,529	278,419	22,030	92,847	2,584,809
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.Basis of Presentation

The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Seapeak LLC (or the Company), which is a limited liability company formed under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024, which were included in the Company's Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (or SEC) on March 14, 2025. In the opinion of the management of the Company, these unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative liabilities and derivative assets could vary by material amounts prior to their settlement.

The Company has made downward revisions to the outlook for its seven steam turbine liquefied natural gas (or LNG) carriers due to a combination of an oversupply of this type of vessel and reduced charterer interest due to their less efficient design. As such, effective January 1, 2025, the Company reduced the estimated useful life of these vessels, the oldest vessels in the Company's LNG fleet, from 35 years to 25 years. Had we continued to depreciate these vessels using an estimated useful life of 35 years instead of 25 years from the beginning of the fiscal period, depreciation and amortization would have decreased and net income would have increased by $4.7 million and $15.6 million for the three and nine months ended September 30, 2025, respectively.

2.Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2023-09 – Income Taxes (Topic 740) Improvements to Income Tax Disclosures (or ASU 2023-09). This ASU enhances the transparency and decision usefulness of income tax disclosures. More specifically, this ASU requires that additional income tax information be disclosed about the jurisdictions in which the Company operates within its income tax rate reconciliation, as well as its disclosure about income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024. The amendments in this ASU are to be applied on a prospective basis. The Company does not expect that adoption of ASU 2023-09 will have a material impact on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses (or ASU 2024-03). This ASU improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). This ASU is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The amendments in this ASU are applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company does not expect that adoption of ASU 2024-03 will have a material impact on the Company's consolidated financial statements.
3.    Fair Value Measurements and Financial Instruments
a)    Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Item 18 – Financial Statements: Note 3a to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

		September 30, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 13)	Level 1	124,612	124,612	187,968	187,968
Short-term investments	Level 1	9,200	9,200	—	—
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	48,854	48,854	88,025	88,025
Interest rate swap agreements – (liabilities)	Level 2	(390)	(390)	—	—
Foreign currency contracts - (liabilities)	Level 2	(50)	(50)	(527)	(527)
Cross currency swap agreements – assets	Level 2	1,587	1,587	937	937
Cross currency swap agreements – (liabilities)	Level 2	(15,638)	(15,638)	(47,037)	(47,037)
Non-recurring:
Vessels and equipment (note 14c)	Level 3	105,613	105,613	294,631	294,631
Other:
Loans to equity-accounted joint ventures (note 7a)	(i)	104,381	(i)	99,806	(i)
Long-term debt – public (note 8)	Level 1	(99,688)	(101,901)	(174,720)	(180,334)
Long-term debt – non-public (note 8)	Level 2	(777,957)	(781,937)	(884,819)	(886,224)
Obligations related to finance leases (note 5)	Level 2	(1,836,869)	(1,834,956)	(1,727,553)	(1,715,651)
(i)The advances to equity-accounted joint ventures together with the Company’s equity investments in the joint ventures form the net aggregate carrying value of the Company’s interests in the joint ventures in these unaudited consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

b)    Credit Losses

For a description of the Company's exposure to potential credit losses under Accounting Standards Codification 326, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024.

The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing and sales-type leases by class of financing receivables and by period of origination and their associated credit quality as at September 30, 2025 and December 31, 2024.

		As at September 30, 2025		As at December 31, 2024
	Period of Origination	Credit Quality Grade (i)	Amortized Cost Basis $	Credit Quality Grade (i)	Amortized Cost Basis $

Direct financing and sales-type leases
Tangguh Hiri and Tangguh Sago	2017 and prior	Performing	261,985	Performing	274,928
Seapeak Bahrain	2018	Performing	198,201	Performing	200,872
Seapeak Creole	2023	Performing	201,192	Performing	202,526
			661,378		678,326
Loans to equity-accounted joint ventures
Bahrain LNG Joint Venture	2017 and prior	Performing	104,381	Performing	99,806
			765,759		778,132

(i)For a description of how the Company's credit quality grades are determined see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024. As at September 30, 2025 and December 31, 2024, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Changes in the Company's allowance for credit losses for the three and nine months ended September 30, 2025 and 2024 are as follows:

	Direct Financing and Sales-Type Leases (i) (ii) $	Direct Financing and Sales-Type Leases and Other within Equity-Accounted Joint Ventures (i) (ii) $	Loans to Equity-Accounted Joint Ventures (i) $	Guarantees of Debt (i) $	Total $
Three and Nine Months Ended September 30, 2025
As at January 1, 2025	32,000	29,600	1,800	1,200	64,600
Provision for (reversal of) potential credit losses	12,200	12,200	400	(100)	24,700
As at March 31, 2025	44,200	41,800	2,200	1,100	89,300
Provision for (reversal of) potential credit losses	800	300	200	(100)	1,200
As at June 30, 2025	45,000	42,100	2,400	1,000	90,500
Provision for potential credit losses	7,000	8,800	100	100	16,000
As at September 30, 2025	52,000	50,900	2,500	1,100	106,500

Three and Nine Months Ended September 30, 2024
As at January 1, 2024	9,700	22,700	2,100	900	35,400
Provision for (reversal of) potential credit losses	12,900	7,400	100	(100)	20,300
As at March 31, 2024	22,600	30,100	2,200	800	55,700
Provision for (reversal of) potential credit losses	300	(1,500)	100	(100)	(1,200)
As at June 30, 2024	22,900	28,600	2,300	700	54,500
Reversal of potential credit losses	(2,300)	(4,000)	(600)	—	(6,900)
As at September 30, 2024	20,600	24,600	1,700	700	47,600

(i)For a description of how the credit loss provision for direct financing and sales-type leases, direct financing and sales-type leases and other within equity-accounted joint ventures, loans to equity-accounted joint ventures and guarantees of debt was determined for the three and nine months ended September 30, 2025 and 2024, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024.

(ii)The changes in credit loss provision of $7.0 million and $20.0 million for the Company's consolidated vessels' direct financing and sales-type leases for the three and nine months ended September 30, 2025, respectively ($(2.3) million and $10.9 million for the three and nine months ended September 30, 2024, respectively), are included in other (expense) income in the Company's consolidated statements of (loss) income. The change in the credit loss provision for the nine months ended September 30, 2025 primarily reflects a decrease in the estimated charter-free valuations for certain types of its LNG carriers at the end of their time-charter contracts which are accounted for as direct financing and sales-type leases in the Company's consolidated balance sheets. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.

The changes in credit loss provision of $8.8 million and $21.3 million for the three and nine months ended September 30, 2025, respectively, ($(4.0) million and $1.9 million for the three and nine months ended September 30, 2024, respectively), relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures are included in equity income in the Company's consolidated statements of (loss) income. The change in the credit loss provision for the nine months ended September 30, 2025 primarily reflects a decrease in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contracts, which are accounted for as direct financing and sales-type leases within investments in equity-accounted joint ventures in the Company's consolidated balance sheets.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the nine months ended September 30, 2025 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the period.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

4.    Segment Reporting

The following tables include results for the Company’s segments for the periods presented in these unaudited consolidated financial statements.

	Three Months Ended September 30,
	2025			2024
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Voyage revenues	130,536	28,939	159,475	140,485	35,848	176,333
Voyage expenses	(2,654)	(540)	(3,194)	(1,423)	(1,419)	(2,842)
Vessel operating expenses	(46,246)	(8,614)	(54,860)	(45,782)	(11,836)	(57,618)
Time-charter hire expenses	—	—	—	—	(2,108)	(2,108)
Depreciation and amortization	(25,606)	(8,006)	(33,612)	(27,458)	(7,920)	(35,378)
General and administrative expenses (i)	(12,843)	(706)	(13,549)	(5,647)	(1,360)	(7,007)
(Write-down) and gain on sale of vessel (note 14)	(61,792)	—	(61,792)	—	3,368	3,368
Restructuring charges (note 16)	(1,460)	—	(1,460)	—	—	—
(Loss) income from vessel operations	(20,065)	11,073	(8,992)	60,175	14,573	74,748

Equity income (note 7)	2,352	6,555	8,907	28,640	2,722	31,362
Expenditures for vessels and equipment, including advances on newbuilding contracts	(25,452)	(648)	(26,100)	(3,729)	(269)	(3,998)
Expenditures for dry docking	(288)	(3,143)	(3,431)	(4,695)	(53)	(4,748)

	Nine Months Ended September 30,
	2025			2024
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Voyage revenues	393,030	85,513	478,543	420,877	110,075	530,952
Voyage expenses	(9,420)	(842)	(10,262)	(1,861)	(6,468)	(8,329)
Vessel operating expenses	(139,441)	(25,418)	(164,859)	(134,519)	(36,093)	(170,612)
Time-charter hire expenses	—	—	—	—	(6,409)	(6,409)
Depreciation and amortization	(77,769)	(23,770)	(101,539)	(82,295)	(23,286)	(105,581)
General and administrative expenses (i)	(25,448)	(2,505)	(27,953)	(18,104)	(4,355)	(22,459)
(Write-down) and gain on sales of vessels (note 14)	(61,792)	—	(61,792)	—	4,339	4,339
Restructuring charges (note 16)	(20,724)	—	(20,724)	—	—	—
Income from vessel operations	58,436	32,978	91,414	184,098	37,803	221,901

Equity income (note 7)	45,952	18,610	64,562	74,332	21,532	95,864
Expenditures for vessels and equipment, including advances on newbuilding contracts	(32,778)	(972)	(33,750)	(10,095)	(458)	(10,553)
Expenditures for dry docking	(2,480)	(8,796)	(11,276)	(5,006)	(3,640)	(8,646)

	September 30, 2025			December 31, 2024
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Investment in and advances to equity-accounted joint ventures, net	1,142,655	207,871	1,350,526	1,158,718	187,860	1,346,578
(i)     Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

A reconciliation of total segment assets to consolidated total assets presented in the Company's consolidated balance sheets is as follows:

	September 30, 2025	December 31, 2024
	$	$
Total assets of the LNG segment	4,177,288	4,378,066
Total assets of the NGL segment	853,480	846,929
Unallocated:
Cash and cash equivalents	103,732	153,726
Consolidated total assets	5,134,500	5,378,721

5.    Chartered-in Vessels

	September 30, 2025	December 31, 2024
	$	$
Total obligations related to finance leases	1,836,869	1,727,553
Less current portion	(230,600)	(129,418)
Long-term obligations related to finance leases	1,606,269	1,598,135

As at September 30, 2025, the Company was a party to finance leases on 10 LNG carriers and 10 natural gas liquid (or NGL) carriers (December 31, 2024 – nine LNG carriers and 10 NGL carriers). These 10 LNG carriers and 10 NGL carriers were sold by the Company to third parties (or Lessors) and leased back under 5.5 to 15-year bareboat charter contracts ending in 2026 through to 2035. At inception of these leases, the weighted-average interest rate implicit in these leases was 6.0% as at September 30, 2025 and December 31, 2024. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets.

The obligations of the Company's applicable subsidiaries under the bareboat charter contracts for the 10 LNG carriers and 10 NGL carriers are guaranteed by the Company. The guarantee agreements require the Company to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage, for certain of its finance leases. As at September 30, 2025, the Company was in compliance with all covenants in respect of the bareboat charter contracts it guarantees.

As at September 30, 2025, the remaining commitments related to the financial liabilities of these 10 LNG carriers and 10 NGL carriers, including the amounts to be paid to repurchase the vessels pursuant to the applicable finance leases, approximated $2.3 billion, including imputed interest of $448.5 million, repayable through 2035, as indicated below:

Commitments as at September 30, 2025
Year	$
Remainder of 2025	61,550
2026	328,539
2027	396,275
2028	366,637
2029	210,732
Thereafter	921,631
During the first quarter of 2024, the Company refinanced three of its NGL carriers, the Ineos Marlin, the Ineos Inspiration, and the Ineos Independence, by acquiring the vessels from their original Lessors for a total cost of $132.5 million, and then selling the vessels to different Lessors for $204.0 million. As a result of these refinancing transactions, the Company recognized gains totaling $6.2 million on the extinguishment of the original financing arrangements relating to the vessels. These gains are included in other (expense) income in the Company's consolidated statement of (loss) income for the nine months ended September 30, 2024.

During June 2024, the Company refinanced the Seapeak Oak LNG carrier by acquiring the vessel from its original Lessor for a total cost of $120.8 million, and then selling the vessel to a different Lessor for $145.3 million. As a result of this refinancing transaction, the Company recognized a loss of $2.7 million on the extinguishment of the original financing arrangement, which is included in other (expense) income in the Company's consolidated statement of (loss) income for the nine months ended September 30, 2024.

During the third quarter of 2024, the Company refinanced five of its NGL carriers, the Ineos Intuition, the Ineos Invention, the Ineos Insight, the Ineos Ingenuity, and the Ineos Intrepid, by acquiring the vessels from their original Lessors for a total cost of $169.3 million, and then selling the vessels to different Lessors for $170.4 million. As a result of these refinancing transactions, the Company recognized gains totalling $2.8 million on the extinguishment of the original financing arrangements relating to the vessels. These gains are included in other (expense) income in the Company's consolidated statements of (loss) income for the three and nine months ended September 30, 2024.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

During January 2025, the Company entered into a new financing arrangement for the Marvel Swan LNG carrier whereby it sold the vessel to a third party for $213.0 million and chartered the vessel back for a period of 13 years under a bareboat charter contract. The quarterly charter-hire payments to be made by the Company consist of a fixed amount plus variable amounts based on the Secured Overnight Finance Rate (or SOFR) plus a margin. The Company has an option to repurchase the vessel in July 2032 for $145.7 million.

During August 2025 and October 2025, the Company entered into new financing arrangements for the Seapeak Shearwater, the Seapeak Osprey, the Seapeak Kinabalu, the Seapeak Atlas, and the Seapeak Kittiwake LNG carrier newbuildings, which are scheduled for delivery throughout 2027 (see Note 12a). Under these new financing arrangements, the vessels will be sold to a third party upon their delivery for approximately $235.0 million per vessel, subject to conditions of closing. Each of the vessels will be chartered back for a minimum period of 10 years under a bareboat charter contract. The quarterly charter-hire payments to be made by the Company consist of a fixed amount plus variable amounts based on SOFR plus a margin. The Company has an option to repurchase the vessels after 10 years for $129.3 million per vessel.

Certain bareboat charter agreements require that the Company maintain ratios of vessel values to the relevant outstanding underlying loan balances. As at September 30, 2025, the Company had five bareboat charter agreements, under which the aggregate outstanding loan balance was $302.0 million, that each requires the Company to maintain minimum vessel-value-to-outstanding-loan obligation balance ratios of 110%, if the vessels are employed under approved charters at such time, or 140%, if the vessels are not employed under approved charters at such time. As at September 30, 2025, the vessel-value-to-outstanding-loan obligation balance ratios were 166%, 163%, 160%, 160% and 138% under approved charters. The vessel values used in calculating these ratios are the appraised values provided by third parties.

6.    Revenue

The Company’s primary source of revenue is from chartering its vessels to its customers. The Company primarily utilizes two forms of contracts consisting of time-charter contracts and voyage charter contracts. The Company also generates revenue from the management and operation of vessels and the Bahrain LNG import terminal owned by the Company's equity-accounted joint ventures, as well as providing corporate management services to certain of these entities. Such services may include the arrangement of third-party goods and services for the vessel’s owner. For a description of these contracts, see Item 18 – Financial Statements: Note 6 in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024.

Revenue Table

The following tables contain the Company’s revenue for the three and nine months ended September 30, 2025 and 2024, by contract type and by segment.

	Three Months Ended September 30,
	2025			2024
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	105,489	28,939	134,428	116,444	32,605	149,049
Voyage charters	—	—	—	—	3,243	3,243
Management fees and other income	25,047	—	25,047	24,041	—	24,041
	130,536	28,939	159,475	140,485	35,848	176,333

	Nine Months Ended September 30,
	2025			2024
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	318,049	85,513	403,562	347,949	99,243	447,192
Voyage charters	—	—	—	—	10,832	10,832
Management fees and other income	74,981	—	74,981	72,928	—	72,928
	393,030	85,513	478,543	420,877	110,075	530,952

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following table contains the Company’s revenue for the three and nine months ended September 30, 2025 and 2024, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	109,008	126,394	327,169	380,196
Interest income on lease receivables	15,219	15,697	45,521	47,084
Variable lease payments - cost reimbursements(i)	1,353	1,206	4,034	3,445
	125,580	143,297	376,724	430,725
Non-lease revenue
Non-lease revenue - related to direct financing and sales-type leases	8,848	8,995	26,838	27,299
Management fees and other income	25,047	24,041	74,981	72,928
	33,895	33,036	101,819	100,227
Total	159,475	176,333	478,543	530,952

(i)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing and Sales-Type Leases

As at September 30, 2025 and December 31, 2024, the Company had four LNG carriers, excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing and sales-type leases.

For a description of the Company's LNG carriers accounted for as direct financing leases and sales-type leases at December 31, 2024, see Item 18 – Financial Statements: Note 6 to the Company's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2024.

As at September 30, 2025, estimated lease payments to be received by the Company related to its direct financing and sales-type leases in each of the next five years were approximately $21.0 million (remainder of 2025), $82.3 million (2026), $83.6 million (2027), $78.9 million (2028), $50.6 million (2029) and an aggregate of $562.0 million thereafter. Two leases are expected to end in 2028, one lease is scheduled to end in 2039 and the remaining lease is scheduled to end in 2046.

Operating Leases

As at September 30, 2025, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $112.5 million (remainder of 2025), $385.6 million (2026), $228.1 million (2027), $176.3 million (2028), and $149.0 million (2029). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company’s equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on September 30, 2025, variable or contingent rentals, or rentals from contracts which were entered into or commenced after September 30, 2025. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

Contract Liabilities

As at September 30, 2025, the Company had $33.9 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2024 – $37.1 million, September 30, 2024 – $32.4 million and December 31, 2023 – $43.6 million). The Company recognized $34.9 million and $33.7 million of revenue for the three months ended September 30, 2025 and 2024, respectively, that was recognized as a contract liability at the beginning of such three-month periods. The Company recognized $37.1 million and $43.6 million of revenue for the nine months ended September 30, 2025 and 2024, respectively, that was recognized as a contract liability at the beginning of each such nine-month period.

7.    Equity-Accounted Joint Ventures

For a description of the Company's equity-accounted joint ventures, see Item 18 – Financial Statements : Note 7a in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024.

The Company's potential credit losses associated with its equity-accounted joint ventures are described in Note 3b and are excluded from the amounts in this note.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Distributions received from equity-accounted joint ventures are presented in the Company’s consolidated statements of cash flows as a cash inflow from operating activities or a cash inflow from investing activities, depending on whether the nature of the activity or activities of the equity-accounted joint venture that generated the distribution was a return on investment (classified as a cash inflow from operating activities) or a return of investment (classified as a cash inflow from investing activities).

a)    As of September 30, 2025 and December 31, 2024, the Company had advanced $73.4 million to the Bahrain LNG Joint Venture, in which the Company has a 30% ownership interest. These advances bear interest at an annual rate of 6.0%. For the three and nine months ended September 30, 2025, interest earned on these advances amounted to $1.6 million and $4.6 million, respectively (three and nine months ended September 30, 2024 – $1.5 million and $4.3 million, respectively), and is included in interest income in the Company's consolidated statements of (loss) income. As of September 30, 2025 and December 31, 2024, the interest receivable on these advances was $31.0 million and $26.4 million, respectively. Both the advances and the accrued interest on these advances were included in investments in and advances to equity-accounted joint ventures, net in the Company’s consolidated balance sheets.

b)    The Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at September 30, 2025 was $812.2 million (December 31, 2024 – $859.3 million). As at September 30, 2025, the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees.

8.    Long-Term Debt

	September 30, 2025	December 31, 2024
	$	$
U.S. Dollar-denominated Revolving Credit Facility due from 2026 to 2027	210,000	165,000
U.S. Dollar-denominated Term Loans and Bonds due from 2026 to 2030	572,971	724,874
Norwegian Krone-denominated Bonds due in 2026	100,049	175,646
Total principal	883,020	1,065,520
Unamortized discount and debt issuance costs	(5,375)	(5,981)
Total debt	877,645	1,059,539
Less current portion	(113,933)	(177,093)
Long-term debt	763,712	882,446

As at September 30, 2025 and December 31, 2024, the Company had one revolving credit facility available, which provided for borrowings of up to $350.0 million, of which $140.0 million (December 31, 2024 – $185.0 million) was undrawn. Interest payments are based on SOFR plus a margin of 1.45%. In June 2026, the borrowing capacity of the revolving credit facility is scheduled to be reduced by $48.8 million and the revolving credit facility is scheduled to mature in June 2027. The revolving credit facility is unsecured and may be used by the Company for general company purposes.

As at September 30, 2025, the Company had six U.S. Dollar-denominated term loans and bonds outstanding, which totaled $573.0 million in aggregate principal amount (December 31, 2024 – six U.S Dollar-denominated term loans and bonds outstanding, which totaled $724.9 million). Interest payments on these term loans are based on SOFR plus an additional amount consisting of a margin and a credit adjustment spread, where such additional amount ranged from 2.00% to 3.45%, and interest payments on the bonds are fixed and range from 4.11% to 4.41%. The six combined term loans and bonds require quarterly interest and principal payments and four have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 10 Company vessels to which the loans and bonds relate, together with certain other related security. In addition, as at September 30, 2025, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within the RasGas II Joint Venture, in which the Company has a 70% ownership interest.

As at September 30, 2025, the Company had Norwegian Krone (or NOK) 1.0 billion of senior unsecured bonds (December 31, 2024 – NOK 2.0 billion) in the Norwegian bond market that mature in November 2026. As at September 30, 2025, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $100.0 million (December 31, 2024 – $175.6 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin of 4.90%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at 6.37% and the transfer of principal fixed at $117.0 million upon maturity in exchange for NOK 1.0 billion (see Note 11).

The weighted-average interest rates for the Company’s long-term debt outstanding excluding the effect of related interest rate swaps as at September 30, 2025 and December 31, 2024 were 6.44% and 7.06%, respectively. The Company uses swaps to economically hedge certain of its floating-rate debt (see Note 11). The weighted-average interest rates including the effect of related interest rate swaps were 5.50% and 5.65% as at September 30, 2025 and December 31, 2024, respectively.

Non-U.S.-denominated debt is revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds and euro-denominated cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange losses of $0.9 million and $3.7 million for the three and nine months ended September 30, 2025, respectively ($4.8 million and $3.5 million for the three and nine months ended September 30, 2024, respectively).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The aggregate annual long-term debt principal repayments required under the Company's revolving credit facility, loans and bonds subsequent to September 30, 2025 are $20.8 million (remainder of 2025), $316.4 million (2026), $321.6 million (2027), $54.7 million (2028), $45.5 million (2029) and $124.0 million (thereafter).

Certain loan agreements require that (a) the Company maintain minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at September 30, 2025, the Company had three credit facilities with an aggregate outstanding loan balance of $299.2 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 120%, and 120%, which as at September 30, 2025, were 198%, 193%, and 194%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at September 30, 2025, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.

9.    Income Tax Recovery (Expense)

The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Current	669	(895)	(1,266)	(1,063)
Deferred	312	214	570	1,061
Income tax recovery (expense)	981	(681)	(696)	(2)

Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

10.    Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Voyage revenues (i)(ii)	32,171	31,702	96,803	96,453
Equity income (iii)	609	609	1,808	1,814
(i)In September 2018, the Company’s Floating Storage Unit, the Seapeak Bahrain, commenced its 21-year charter contract with the Bahrain LNG Joint Venture, in which the Company has a 30% ownership interest. Voyage revenues from the charter of the Seapeak Bahrain to the Bahrain LNG Joint Venture for the three and nine months ended September 30, 2025 amounted to $7.1 million and $21.8 million, respectively ($7.7 million and $23.6 million for the three and nine months ended September 30, 2024, respectively). In addition, the Company has an operation and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees recognized in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the three and nine months ended September 30, 2025 were $4.1 million and $12.6 million, respectively ($4.1 million and $13.1 million for the three and nine months ended September 30, 2024, respectively), and are included in voyage revenues in the Company's consolidated statements of (loss) income.

(ii)The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three and nine months ended September 30, 2025, the Company earned management fees and cost reimbursements pursuant to these management agreements of $21.0 million and $62.4 million, respectively ($19.9 million and $59.8 million for the three and nine months ended September 30, 2024, respectively), which are included in voyage revenues in the Company's consolidated statements of (loss) income.

(iii)During the three and nine months ended September 30, 2025 and 2024, the Company charged fees of $0.6 million and $1.8 million to the Yamal LNG Joint Venture, in which the Company has a 50% ownership interest, relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of (loss) income.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

b)    As at September 30, 2025 and December 31, 2024, non-interest-bearing amounts due from affiliates totaled $13.9 million and $19.7 million, respectively, and non-interest-bearing amounts due to affiliates totaled $13.0 million and $6.7 million, respectively. These amounts due to/from affiliates are unsecured and have no fixed repayment terms.

c)    For other transactions with the Company's equity-accounted joint ventures not disclosed above, please refer to Note 7.

11.    Derivative Instruments and Hedging Activities

The Company uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies and portions of its foreign currency cash balances with foreign currency forward contracts. As at September 30, 2025, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Contract Rate(i)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity of Notional Amounts
Currency				2025 $	2026 $
Economic hedges of forecasted expenditures
British Pound Sterling	4,500	0.7716	218	1,896	3,936
Canadian Dollar	8,700	1.3824	(1)	1,749	4,545
Euro	2,500	0.8568	17	2,918	—
			234	6,563	8,481
Economic hedges of foreign currency cash balances
Euro	72,853	0.8535	(284)	85,354	—
(i)Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at September 30, 2025.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (Years)
1,000,000	117,000	NIBOR	4.90%	6.37%	(14,050)	1.1

Interest Rate Risk

The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

As at September 30, 2025, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (i)
U.S. Dollar-denominated interest rate swaps (ii)	SOFR	635,117	16,058	2.5	1.7%
U.S. Dollar-denominated interest rate swaps (ii)(iii)	SOFR	206,224	6,728	3.5	3.4%
U.S. Dollar-denominated interest rate swaps (iv)(v)(vi)	SOFR	64,635	19,827	0.6	3.0%
U.S. Dollar-denominated interest rate swap (ii)(v)(vi)	SOFR	34,472	5,851	1.9	3.2%
			48,464

(i)Excludes an additional amount consisting of the margins and the credit adjustment spreads the Company pays on its floating-rate term loans, which, at September 30, 2025, ranged from 2.00% to 3.45%.
(ii)Principal amount reduces quarterly.
(iii)These interest rate swaps are subject to mandatory early termination in June 2027 and September 2029, whereby the swaps will be settled based on their fair value at that time.
(iv)Principal amount reduces monthly.
(v)Forward-starting interest rate swaps with effective start dates ranging from November 2025 to June 2026.
(vi)These interest rate swaps are subject to mandatory early termination in 2026 and in 2027 whereby the swaps will be settled based on their fair value at that time.

As at September 30, 2025, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at September 30, 2025, these derivative instruments constituted an aggregate fair value asset of $48.8 million (December 31, 2024 – $88.0 million) and an aggregate fair value liability of $2.8 million (December 31, 2024 – $34.4 million). As at September 30, 2025, the Company had $3.8 million (December 31, 2024 – $19.5 million) of cash on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Company's consolidated balance sheets.

Credit Risk

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative instruments. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, derivative instruments are entered into with different counterparties to reduce concentration risk.

The following table presents the classification and fair value amounts of derivative instruments (none of which are designated as cash flow hedges), segregated by type of contract, on the Company’s consolidated balance sheets.

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Current portion of derivative liabilities $	Derivative liabilities $
As at September 30, 2025
Interest rate swap agreements	1,724	29,681	17,449	—	390
Foreign currency forward contracts	—	—	—	50	—
Cross currency swap agreements	210	1,377	—	—	15,638
	1,934	31,058	17,449	50	16,028
As at December 31, 2024
Interest rate swap agreements	2,070	35,042	50,913	—	—
Foreign currency forward contracts	—	—	—	527	—
Cross currency swap agreements	295	642	—	21,756	25,281
	2,365	35,684	50,913	22,283	25,281

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements and foreign currency forward contracts are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the Company’s consolidated statements of (loss) income. The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of (loss) income is as follows:

	Three Months Ended September 30,
	2025			2024
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	4,644	(6,530)	(1,886)	6,206	(34,734)	(28,528)
Foreign currency forward contracts	(79)	704	625	26	437	463
	4,565	(5,826)	(1,261)	6,232	(34,297)	(28,065)

	Nine Months Ended September 30,
	2025			2024
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	14,185	(39,214)	(25,029)	17,734	(14,506)	3,228
Foreign currency forward contracts	(1,923)	476	(1,447)	34	203	237
	12,262	(38,738)	(26,476)	17,768	(14,303)	3,465

Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange loss in the Company’s consolidated statements of (loss) income. The effect of the gain (loss) on these derivatives on the Company's consolidated statements of (loss) income is as follows:

	Three Months Ended September 30,
	2025			2024
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	(11,368)	12,385	1,017	1,111	(2,705)	(1,594)

	Nine Months Ended September 30,
	2025			2024
	Realized gains (losses) $	Unrealized gains (losses) $	Total $	Realized gains (losses) $	Unrealized gains (losses) $	Total $
Cross currency swap agreements	(9,247)	32,134	22,887	3,297	(13,109)	(9,812)
For the periods indicated, the following table presents the amounts of losses reclassified from accumulated other comprehensive income (or OCI) to interest expense for interest rate swaps previously dedesignated but for which the hedged forecasted transaction remains probable as cash flow hedges (excluding such agreements in equity-accounted investments):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Amount of Loss Reclassified from Accumulated OCI to Interest Expense	(143)	(175)	(482)	(557)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

12.    Commitments and Contingencies

(a)During November 2022, the Company entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers (or the Samsung LNG Carrier Newbuildings) that have a total fully built-up cost of $1.2 billion and are scheduled for delivery throughout 2027. As at September 30, 2025, expenditures incurred under these newbuilding contracts totaled $275.5 million and the estimated remaining expenditures to be incurred are $26.6 million (remainder of 2025), $243.4 million (2026), and $638.8 million (2027). The Company intends to finance substantially all of the remaining estimated pre-delivery expenditures with borrowings under two U.S. Dollar-denominated term loans maturing in 2027. In addition, the final construction installments due on delivery and the repayment of the two U.S. Dollar-denominated term loans maturing in 2027 will be financed with 10-year sale and leaseback financing arrangements, where the Samsung LNG Carrier Newbuildings will be sold to a third party upon their delivery for approximately $235.0 million per vessel (see Note 5).

(b)In March 2023, the Exmar LPG Joint Venture entered into contracts with Hyundai Mipo Dockyard Co., Ltd. (or HMD) for the construction of two 45,000-cubic meter ammonia capable dual-fueled LPG carriers with scheduled deliveries in 2026. In March 2024, the Exmar LPG Joint Venture entered into contracts with HMD for the construction of two additional 45,000-cubic meter ammonia capable dual-fueled LPG carriers with scheduled deliveries in late-2026. The Company's proportionate share of the total fully built-up cost of these four vessels is approximately $173.7 million. As at September 30, 2025, the Company's proportionate share of expenditures incurred under these newbuilding contracts totaled $52.6 million and the Company's proportionate share of estimated remaining expenditures to be incurred are $10.3 million (remainder of 2025) and $110.8 million (2026).

In January 2025, the Exmar LPG Joint Venture entered into contracts with Avance Gas Aries Ltd. for the assumption by the joint venture of shipbuilding contracts for the construction of four 40,000-cubic meter dual-fueled LPG carriers. These vessels are being constructed by Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd., with scheduled deliveries in late-2025 and 2026. The Company's proportionate share of the total fully built-up cost of these four vessels is approximately $151.5 million. As at September 30, 2025, the Company's proportionate share of expenditures incurred under these newbuilding contracts totaled $67.2 million and the Company's proportionate share of estimated remaining expenditures to be incurred are $25.4 million (remainder of 2025) and $58.9 million (2026).

(c)The Company has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. In October 2025, the Bahrain LNG Joint Venture agreed on the remaining final construction installment payment and charges related to a dispute with the Bahrain LNG terminal contractor. The Bahrain LNG Joint Venture intends to finance the final construction installment payment and charges through its existing undrawn financing, its existing liquidity, and potential cash contributions from the shareholders (of which the Company’s proportionate share is estimated to be up to $5.9 million).

(d)The Company owns 70% of Seapeak BLT Corporation (or the Tangguh Joint Venture), which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The Company’s minimum charter hire payments to be paid and received under these leases are described in more detail in Item 18 – Financial Statements: Note 14e to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. As at September 30, 2025, the carrying amount of this estimated tax indemnification obligation relating to the leasing arrangement through the Tangguh Joint Venture was $3.4 million (December 31, 2024 – $3.8 million) and was included as part of other long-term liabilities in the consolidated balance sheets of the Company.

(e)Effective January 1, 2024, emissions emitted by the maritime industry have been integrated in the European Union Emissions Trading System (or EU ETS) and are being phased in over a three-year period. Emissions for voyages to or from Europe or within Europe included within the scope of EU ETS were based on 40% during 2024 and are based on 70% during 2025 and will be 100% in 2026. The Company is obligated to submit Emissions Allowances (or EUAs) for all vessels under its operational management on an annual basis prior to September 30th of each year. Each EUA represents a carbon credit that grants the holder the right to emit one tonne of CO2 equivalent under the EU ETS. In September 2025, the Company remitted 250,090 EUAs, which were related to emissions for voyages during the year ended December 31, 2024. For a description of the Company's environmental emissions' accounting policy, see Item 18 – Financial Statements: Note 1 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2024.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following table presents the classification and carrying amounts of assets and liabilities related to EU ETS on the Company’s consolidated balance sheets:

	Amounts due from affiliates $	Other current assets $	Accrued liabilities and other $
As at September 30, 2025
Amounts due from equity-accounted investees	14,807	—	—
Amounts due from charterers	—	7,675	—
EUAs held by the Company	—	4,890	—
Obligation to submit EUAs	—	—	28,072
	14,807	12,565	28,072
As at December 31, 2024
Amounts due from equity-accounted investees	11,524	—	—
Amounts due from charterers	—	6,404	—
EUAs held by the Company	—	70	—
Obligation to submit EUAs	—	—	18,356
	11,524	6,474	18,356

(f)Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its unaudited consolidated financial statements. The Company had a working capital deficit of $231.1 million as at September 30, 2025. This working capital deficit includes $113.9 million related to scheduled maturities and repayments of long-term debt in the 12 months following September 30, 2025. Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and the cash distributions it expects to receive from its equity-accounted joint ventures, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

13.    Supplemental Cash Flow Information

The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows.

	September 30, 2025	December 31, 2024	September 30, 2024	December 31, 2023
	$	$	$	$
Cash and cash equivalents	103,732	153,726	196,884	168,409
Restricted cash – current	—	9,210	2,380	2,910
Restricted cash – long-term	20,880	25,032	19,700	13,075
	124,612	187,968	218,964	184,394

The Company maintains restricted cash deposits relating to certain term loans, collateral for derivatives (see Note 11), vessels held for sale, obligations related to finance leases and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

14.    (Write-down) and Gain on Sales of Vessels

a)     In February 2024, the Company sold the Seapeak Napa multi-gas carrier for net proceeds of $10.4 million, resulting in a gain on sale of $0.5 million, which is included in (write-down) and gain on sales of vessels for the nine months ended September 30, 2024 in the Company's consolidated statement of (loss) income. In March 2024, the Company sold the Seapeak Cathinka multi-gas carrier for net proceeds of $6.5 million, resulting in a gain on sale of $0.2 million, which is included in (write-down) and gain on sales of vessels for the nine months ended September 30, 2024 in the Company's consolidated statement of (loss) income. In April 2024, the Company sold the Seapeak Camilla for net proceeds of $6.7 million, resulting in a gain on sale of $0.3 million, which is included in (write-down) and gain on sales of vessels for the nine months ended September 30, 2024 in the Company's consolidated statement of (loss) income.

b)     In August 2024, the Company sold the Seapeak Pan multi-gas carrier for net proceeds of $6.5 million, resulting in a gain on sale of $3.4 million, which is included in (write-down) and gain on sales of vessels for the three and nine months ended September 30, 2024 in the Company's consolidated statements of (loss) income.

c)     As at September 30, 2025, the Company's LNG segment included seven steam turbine LNG carriers, the oldest vessels in our LNG fleet. To reduce the Company's operating costs, three of these vessels were placed in lay-up in early 2025. As at September 30, 2025, these vessels were presented as held for sale in the Company's consolidated balance sheet.

The 20-year charters for three of the Company’s seven steam turbine LNG carriers, consisting of the RasGas II Joint Venture (or RasGas II) vessels, are scheduled to expire during October 2026 to February 2027. Steam turbine LNG carriers are currently facing acute market pressure amid weak demand and a record number of such vessels are currently inactive. The outlook for these vessels is not expected to significantly improve by late-2026 and early-2027. Therefore, it is expected that the RasGas II vessels will be sold, unless a suitable charter can be found prior to the expiration of their existing charters. As a result, in September 2025, the carrying values of these vessels were written down to their estimated fair values. The total impairment charge of $61.8 million is included in (write-down) and gain on sales of vessels for the three and nine months ended September 30, 2025 in the Company's consolidated statements of (loss) income. The vessels were written down to their estimated fair values using a discounted cash flow approach based on the vessels operating to age 20 years on their existing long-term fixed-rate charter contracts and subsequent sale at a price which is based on recent transactions for LNG carriers of a similar age.

15.    Total Capital

Common Unit Distributions

On February 27, 2025, the Company declared and paid a cash distribution of $1.0005 per common unit, totaling $100.0 million, to its sole common unitholder, Stonepeak Limestone Holdings L.P. (or Stonepeak).

On March 25, 2024, the Company declared and paid a cash distribution of $2.0010 per common unit, totaling $200.0 million, to Stonepeak.

16.    Restructuring Charges

During the three and nine months ended September 30, 2025, the Company recognized restructuring charges of $1.5 million and $20.7 million, respectively. The restructuring charges primarily relate to severance costs resulting from the dismissal of substantially all of the Company’s Spanish seafarers. This severance follows the Company’s decision to restructure the operations of the four steam turbine LNG carriers, which comprise its Spanish fleet, due to the adverse market conditions affecting steam turbine LNG carriers.

17.    Subsequent Events

On October 23, 2025, the Company entered into a U.S. Dollar-denominated term loan agreement, which allows for borrowings of up to $258.5 million. The term loan is collateralized by first-priority mortgages on the Seapeak Kinabalu, the Seapeak Atlas and the Seapeak Kittiwake LNG carrier newbuildings. Interest payments are based on SOFR plus a margin of 2.0%. The term loan is repayable at maturity in 2027. On October 31, 2025, the Company borrowed $103.4 million from this term loan.

SEAPEAK LLC AND SUBSIDIARIES
SEPTEMBER 30, 2025
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2024. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “we,” “us” and “our” and similar terms refer to Seapeak LLC and its subsidiaries.

OVERVIEW

Seapeak LLC is an international provider of marine transportation services focusing on liquefied natural gas (or LNG) and natural gas liquid (or NGL). Our primary strategy focuses on servicing customers through our fleet of vessels under medium to long-term, fixed-rate charters. We may evaluate and enter into adjacent liquefied gas markets, renewable markets, and other maritime opportunities. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and NGL sectors.

SIGNIFICANT DEVELOPMENTS IN 2025

Steam Turbine LNG Carriers

As at September 30, 2025, our LNG segment included seven steam turbine LNG carriers, the oldest vessels in our LNG fleet. To reduce our operating costs, three of these vessels were placed in lay-up in early 2025. As at September 30, 2025, these three vessels were classified as held for sale in our September 30, 2025 consolidated balance sheet. In addition, we have recognized $20.7 million of restructuring charges during the nine months ended September 30, 2025, which primarily relate to severance costs resulting from the dismissal of substantially all of our Spanish seafarers. This severance follows our decision to restructure the operations of the four steam turbine LNG carriers, which comprise our Spanish fleet, due to the adverse market conditions affecting steam turbine LNG carriers.

The 20-year charters for three of our seven steam turbine LNG carriers, consisting of the RasGas II Joint Venture (or RasGas II) vessels, are scheduled to expire during October 2026 to February 2027. Steam turbine LNG carriers are currently facing acute market pressure amid weak demand and thus a record number of such vessels are currently inactive. The outlook for these vessels is not expected to significantly improve by late-2026 and early-2027. Therefore, it is expected that the RasGas II vessels will be sold, unless a suitable charter can be found prior to the expiration of their existing charters. As a result, in September 2025 we have reduced our estimate of their useful lives from 25 years to 20 years. In addition, the carrying values of these vessels were written down to their estimated fair values at September 30, 2025, resulting in an impairment charge of $61.8 million.

MALT LNG Carrier Charter Contracts

Two of the six LNG carriers in our 52%-owned MALT Joint Venture, the Seapeak Marib and Seapeak Arwa, were chartered-out to Yemen LNG Company Limited (or YLNG) under long-term charter contracts. However, due to the political unrest in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the MALT Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments was deferred. In March 2025, the MALT Joint Venture entered into a third suspension agreement (or the Third Suspension Agreement) with YLNG to further extend the charter deferral period for the Seapeak Marib and the Seapeak Arwa for up to an additional three years until March and April 2028, respectively. Should the LNG plant in Yemen resume operations during the term of the Third Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest in installments over a specified time period. However, there are no assurances if or when the LNG plant will resume operations, or if YLNG will repay, or be able to repay, all or any portion of the deferred amounts. As was the case with the previous suspension agreements, pursuant to the Third Suspension Agreement, the MALT Joint Venture is permitted to directly charter the Seapeak Marib and the Seapeak Arwa for its own account to third parties.

Russia-Ukraine War

The ongoing Russia-Ukraine war has disrupted energy markets and supply chains, has resulted in various sanctions on Russian entities individuals, and sectors, and has caused volatility in global energy markets. The United States has been in discussions with Russia and Ukraine aimed at ending the war since the first quarter of 2025. While much uncertainty remains regarding the global impact and remaining duration of the war, and the impact of any additional sanctions that may be imposed on Russia and its trading partners, it is possible that continued hostilities between Russia and Ukraine and any actions taken by the U.S. administration or by other nations in response to those hostilities could adversely affect our business, financial condition, results of operations and cash flows. In October 2025, the EU announced that effective January 1, 2027, there will be a ban on imports of Russian LNG into the EU. It is possible that third parties with which we have charter contracts or business arrangements may be impacted directly or indirectly by the war, which could adversely affect our operations and financial condition. To date, we have not experienced any material adverse financial impact as a result of the Russia-Ukraine war.

Geopolitical and Economic Uncertainty

The U.S. administration continues to negotiate and implement new or increased tariffs on foreign imports, which may result in retaliatory tariffs being levied on certain U.S. goods and commodities and potential trade wars. This activity has disrupted global markets resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including an increased risk of economic recessions. As a result of this rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Increased U.S. Port Fees for Chinese-Connected Ships

In early 2025, the Office of the U.S. Trade Representative announced that port docking fees will apply to vessels connected with China and that dock at U.S. ports. Commencing on October 14, 2025, Chinese vessel owners and Chinese vessel operators were subject to fees starting at $50 per net ton, and non-Chinese operators using Chinese-built vessels are subject to fees starting at $18 per net ton, in each case, subject to annual fee increases but up to a cap of five visits per year per vessel. As a result, vessels connected with China (either via Chinese ownership/operations or by virtue of being built in China) and transporting NGL to and/or from the United States are subject to significant fees, potentially disrupting the competitive landscape within our industry and global NGL carrier routes. At this time, we are unable to determine with certainty the impact these additional fees will have on us, our operations or our industry, as there are numerous exemptions available (including if a non-Chinese operator that uses a Chinese-built vessel arrives to a U.S. port in ballast condition, and a fee exemption for LNG vessels). A total of 14 of our vessels, including two vessels in which we have a 30% ownership interest and two vessels in which we have a 20% ownership interest, are Chinese-built.

In addition, in January 2025, our 50%-owned Exmar LPG Joint Venture entered into contracts with Avance Gas Aries Ltd. to assume its shipbuilding contracts for the construction of four new 40,000-cubic meter LPG carriers being constructed by Chinese shipbuilder, Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. The Exmar LPG Joint Venture also entered into contracts for the in-chartering of four new 40,000-cubic meter LPG carriers and two new 48,000-cubic meter LPG carriers in August 2023 and July 2024, respectively, that are currently being constructed by Chinese shipbuilder, Jiangsu Yangzi-Mitsui Shipbuilding Co., Ltd.

In October 2025, China also announced retaliatory port fees on vessels connected with the U.S. and that dock at Chinese ports. The fee, which will also be effective from October 14, 2025, starts at RMB 400 per net ton (approximately $56 per net ton), and is subject to a cap of five visits per calendar year. At this time, we are unable to determine with certainty the impact these additional fees will have on us, our operations or our industry.

In November 2025, the U.S. announced that the U.S. and China agreed on a reciprocal one-year suspension of their respective port fees. Accordingly, at this time, we do not expect our business to be materially impacted by such proposed port fees.

Other Fleet Developments

We have three 52%-owned LNG carriers that recently completed their long-term charter contracts and have been operating on short-term charter contracts since their redeliveries to us. Additionally, we have one wholly-owned LNG carrier which is expected to complete its long-term charter contract in December 2025. LNG project delays have caused a near-term oversupply of LNG carriers. As a result, our results for 2025 and beyond may be negatively impacted to the extent that there are periods within 2025 or subsequent years that we have LNG carriers without charter contracts or we have rechartered our LNG carriers at rates lower than they earned on their prior charter contracts.

RESULTS OF OPERATIONS

The following includes a comparison of the components of our results of operations for the three and nine months ended September 30, 2025 as compared to the same periods of the prior year.

Liquefied Natural Gas Segment

As at September 30, 2025, our LNG segment fleet included 50 LNG carriers (including five LNG carriers under construction), and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our LNG segment’s operating results, revenue days, calendar-ship-days and utilization for the three and nine months ended September 30, 2025 and 2024, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2025 and 2024 to (loss) income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes 21 LNG carriers that are accounted for under the consolidation method of accounting for the three and nine months ended September 30, 2025 (2024 – 20 LNG carriers) and the ship management and corporate services we provide to certain of our equity-accounted joint ventures. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Three Months Ended September 30,		Change	% Change
	2025	2024
Voyage revenues	130,536	140,485	(9,949)	(7.1)
Voyage expenses	(2,654)	(1,423)	(1,231)	86.5
Net voyage revenues(i)	127,882	139,062	(11,180)	(8.0)
Vessel operating expenses	(46,246)	(45,782)	(464)	1.0
Depreciation and amortization	(25,606)	(27,458)	1,852	(6.7)
General and administrative expenses(ii)	(12,843)	(5,647)	(7,196)	127.4
Write-down of vessels	(61,792)	—	(61,792)	100.0
Restructuring charges	(1,460)	—	(1,460)	100.0
(Loss) income from vessel operations	(20,065)	60,175	(80,240)	(133.3)
Equity income	2,352	28,640	(26,288)	(91.8)
Operating Data:
Calendar-ship-days (B)	1,932	1,840	92	5.0
Less:
Scheduled dry-docking days	—	34	(34)	(100.0)
Unscheduled off-hire and idle days	277	42	235	559.5
Revenue days (A)	1,655	1,764	(109)	(6.2)
Utilization (A)/(B)	85.7%	95.9%

(in thousands of U.S. Dollars, except for days and percentages)	Nine Months Ended September 30,		Change	% Change
	2025	2024
Voyage revenues	393,030	420,877	(27,847)	(6.6)
Voyage expenses	(9,420)	(1,861)	(7,559)	406.2
Net voyage revenues(i)	383,610	419,016	(35,406)	(8.4)
Vessel operating expenses	(139,441)	(134,519)	(4,922)	3.7
Depreciation and amortization	(77,769)	(82,295)	4,526	(5.5)
General and administrative expenses(ii)	(25,448)	(18,104)	(7,344)	40.6
Write-down of vessels	(61,792)	—	(61,792)	100.0
Restructuring charges	(20,724)	—	(20,724)	100.0
Income from vessel operations	58,436	184,098	(125,662)	(68.3)
Equity income	45,952	74,332	(28,380)	(38.2)
Operating Data:
Calendar-ship-days (B)	5,733	5,480	253	4.6
Less:
Scheduled dry-docking days	—	34	(34)	(100.0)
Unscheduled off-hire and idle days	805	99	706	713.1
Revenue days (A)	4,928	5,347	(419)	(7.8)
Utilization (A)/(B)	86.0%	97.6%

(i) This is a non-GAAP financial measure; for more information about this measure, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.

(ii) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.

For the nine months ended September 30, 2025, total calendar-ship-days of the LNG segment were 5,733 compared to 5,480 days for the same period of the prior year. The increase in total calendar-ship-days is primarily due to the purchase of the Marvel Swan in October 2024.
Net Voyage Revenues. Net voyage revenues decreased by $11.2 million and $35.4 million for the three and nine months ended September 30, 2025, compared to the same periods of the prior year, primarily as a result of:
•decreases of $15.6 million and $48.1 million for the three and nine months ended September 30, 2025 due to the lay-up of the Seapeak Asia (formerly Seapeak Catalunya), the Seapeak Hispania, and the Seapeak Madrid LNG carriers during the nine months ended September 30, 2025 and lower short-term charter rates earned following the scheduled completion of their previous charter contracts; and
•decreases of $4.2 million and $14.3 million for the three and nine months ended September 30, 2025 primarily due to lower charter rates earned by the Seapeak Vancouver LNG carrier following the scheduled completion of its previous charter contract in March 2025;
partially offset by:
•increases of $7.7 million and $22.9 million for the three and nine months ended September 30, 2025 due to the purchase of the Marvel Swan LNG carrier in October 2024;
•increases of $1.1 million and $2.2 million for the three and nine months ended September 30, 2025 due to higher reimbursement of seafarers' costs (offset in vessel operating expenses) and ship management fees from certain of our equity-accounted joint ventures during 2025; and
•an increase of $1.4 million for the nine months ended September 30, 2025 due to fewer off-hire days for unscheduled repairs on certain of our LNG carriers during 2025.

Vessel Operating Expenses. Vessel operating expenses increased by $0.5 million and $4.9 million for the three and nine months ended September 30, 2025, compared to the same periods of the prior year, primarily due to:
•increases of $1.6 million and $4.3 million for the three and nine months ended September 30, 2025 due to the purchase of the Marvel Swan LNG carrier in October 2024;
•increases of $1.1 million and $2.0 million for the three and nine months ended September 30, 2025 due to higher reimbursable seafarers' costs related to vessels operating in certain of our equity-accounted joint ventures during 2025 (offset in voyage revenues); and
•an increase of $0.9 million for the nine months ended September 30, 2025 due to the timing of repairs and maintenance on the Bahrain LNG terminal and certain of our LNG carriers;
partially offset by:
•decreases of $1.9 million and $3.2 million for the three and nine months ended September 30, 2025 due to the lay-up of three of our steam turbine LNG carriers since early 2025; and
•a decrease of $1.1 million for the three months ended September 30, 2025 due to the timing of repairs and maintenance on the Bahrain LNG terminal and certain of our LNG carriers.

Depreciation and Amortization. Depreciation and amortization decreased by $1.9 million and $4.5 million for the three and nine months ended September 30, 2025, compared to the same periods of the prior year, primarily due to:
•decreases of $2.9 million and $7.2 million for the three and nine months ended September 30, 2025 due to the write-down of our seven steam turbine LNG carriers during the fourth quarter of 2024; partially offset by the reduction in the estimated useful life of these LNG carriers effective January 1, 2025; and
•decreases of $0.8 million and $2.4 million for the three and nine months ended September 30, 2025 due to the acquisition cost of the 20-year time-charter contract for the Seapeak Madrid being fully amortized upon its scheduled completion in December 2024;
partially offset by:
•increases of $1.8 million and $5.2 million for the three and nine months ended September 30, 2025 due to the purchase of the Marvel Swan LNG carrier in October 2024.

Write-down of vessels. Write-down of vessels was $61.8 million for the three and nine months ended September 30, 2025 and relates to the write-down of three of our steam turbine LNG carriers to their estimated fair values in September 2025 as a result of changes in our expectations of their future opportunities.

Equity Income. Equity income decreased by $26.3 million and $28.4 million for the three and nine months ended September 30, 2025, compared to the same periods of the prior year. The changes in equity income include decreases of $12.8 million and $19.4 million related to changes in our unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures, primarily due to a decrease in the estimated charter-free vessel fair values for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases for the three and nine months ended September 30, 2025 and a decrease of $2.6 million due to unrealized losses on non-designated derivative instruments for the nine months ended September 30, 2025, compared to unrealized gains during the same period of the prior year, primarily due to changes in long-term forward benchmark interest rates. The decrease in equity income for the three months ended September 30, 2025 was partially offset by an increase of $5.5 million due to lower unrealized losses on non-designated derivative instruments for the three months ended September 30, 2025, compared to the same period of the prior year. Excluding the changes in unrealized credit loss provisions and unrealized (losses) gains on non-designated derivative instruments, equity income decreased by $19.0 million and $6.4 million for the three and nine months ended September 30, 2025, compared to the same periods of the prior year, primarily due to:
•MALT LNG Joint Venture: decreases of $10.6 million and $15.5 million for the three and nine months ended September 30, 2025, primarily due to lower charter rates earned by certain LNG carriers and the vessels being temporarily idle between short-term charter contracts during 2025.
•Bahrain LNG Joint Venture: decreases of $7.4 million and $0.3 million for the three and nine months ended September 30, 2025, primarily due to increases in legal expenses and interest costs associated with the settlement of a dispute with the Bahrain LNG terminal contractor in October 2025, partially offset by decreases in Bahrain LNG terminal repair costs during 2025.
•Yamal LNG Joint Venture: decrease of $1.0 million for the three months ended September 30, 2025, primarily due to unrealized foreign exchange losses due to the period-end revaluation of Euro cash deposits for financial reporting purposes into U.S. Dollars and higher depreciation expense due to the completion of the first scheduled dry dockings of certain LNG carriers in the second half of 2024.

partially offset by:

•Yamal LNG Joint Venture: increase of $10.1 million for the nine months ended September 30, 2025, primarily due to unrealized foreign exchange gains due to the period-end revaluation of Euro cash deposits for financial reporting purposes into U.S. Dollars; partially offset by higher depreciation expense due to the completion of the first scheduled dry dockings of certain LNG carriers in the second half of 2024.

Natural Gas Liquid Segment
As at September 30, 2025, our NGL segment fleet, which consists of LPG, ethane and multi-gas carriers, included 44 NGL carriers, in which our interests ranged from 25% to 100% (including seven time chartered-in NGL carriers, eight NGL carriers under construction and six time chartered-in NGL carriers under construction).

The following table compares our NGL segment’s operating results, revenue days, calendar-ship-days and utilization for the three and nine months ended September 30, 2025 and 2024, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2025 and 2024 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes an average of 10 wholly-owned NGL carriers that are accounted for under the consolidation method of accounting for the three and nine months ended September 30, 2025 (2024 – 12 wholly-owned NGL carriers and six chartered-in NGL carriers). A comparison of the results from vessels and assets accounted for under the equity method are described below under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Three Months Ended September 30,		Change	% Change
	2025	2024
Voyage revenues	28,939	35,848	(6,909)	(19.3)
Voyage expenses	(540)	(1,419)	879	(61.9)
Net voyage revenues(i)	28,399	34,429	(6,030)	(17.5)
Vessel operating expenses	(8,614)	(11,836)	3,222	(27.2)
Time-charter hire expenses	—	(2,108)	2,108	(100.0)
Depreciation and amortization	(8,006)	(7,920)	(86)	1.1
General and administrative expenses(ii)	(706)	(1,360)	654	(48.1)
Gain on sales of vessels	—	3,368	(3,368)	(100.0)
Income from vessel operations	11,073	14,573	(3,500)	(24.0)
Equity income	6,555	2,722	3,833	140.8
Operating Data:
Calendar-ship-days (B)	920	1,501	(581)	(38.7)
Less:
Scheduled dry-docking days	21	—	21	100.0
Unscheduled off-hire and idle days	—	33	(33)	(100.0)
Revenue days (A)	899	1,468	(569)	(38.8)
Utilization (A)/(B)	97.7%	97.8%

(in thousands of U.S. Dollars, except for days and percentages)	Nine Months Ended September 30,		Change	% Change
	2025	2024
Voyage revenues	85,513	110,075	(24,562)	(22.3)
Voyage expenses	(842)	(6,468)	5,626	(87.0)
Net voyage revenues(i)	84,671	103,607	(18,936)	(18.3)
Vessel operating expenses	(25,418)	(36,093)	10,675	(29.6)
Time-charter hire expenses	—	(6,409)	6,409	(100.0)
Depreciation and amortization	(23,770)	(23,286)	(484)	2.1
General and administrative expenses(ii)	(2,505)	(4,355)	1,850	(42.5)
Gain on sales of vessels	—	4,339	(4,339)	(100.0)
Income from vessel operations	32,978	37,803	(4,825)	(12.8)
Equity income	18,610	21,532	(2,922)	(13.6)
Operating Data:
Calendar-ship-days (B)	2,730	4,781	(2,051)	(42.9)
Less:
Scheduled dry-docking days	60	46	14	30.4
Unscheduled off-hire and idle days	25	128	(103)	(80.5)
Revenue days (A)	2,645	4,607	(1,962)	(42.6)
Utilization (A)/(B)	96.9%	96.4%
(i) This is a non-GAAP financial measure; for more information about this measure, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.

(ii) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.

For the nine months ended September 30, 2025, total calendar-ship-days of the NGL segment were 2,730 compared to 4,781 days for the same period of the prior year. The decrease in total calendar-ship-days is due to the redelivery of six chartered-in NGL carriers to their owners in December 2024 and the sales of the Seapeak Napa, the Seapeak Cathinka, the Seapeak Camilla and the Seapeak Pan, in February 2024, March 2024, April 2024 and August 2024, respectively.

Net Voyage Revenues. Net voyage revenues decreased by $6.0 million and $18.9 million for the three and nine months ended September 30, 2025, compared to the same periods of the prior year, primarily due to:

•decreases of $4.8 million and $15.5 million for the three and nine months ended September 30, 2025 due to the scheduled redelivery of six time chartered-in NGL carriers to their owners in December 2024;

•a decrease of $3.1 million for the nine months ended September 30, 2025 due to the sales of our multi-gas carriers, the Seapeak Napa, the Seapeak Cathinka, the Seapeak Camilla, and the Seapeak Pan during 2024; and

•a decrease of $0.8 million for the three months ended September 30, 2025 due to an increase in scheduled dry dockings of certain of our NGL carriers during the third quarter of 2025.

Vessel Operating Expenses. Vessel operating expenses decreased by $3.2 million and $10.7 million for the three and nine months ended September 30, 2025, compared to the same periods of the prior year, primarily due to:

•decreases of $3.1 million and $8.9 million for the three and nine months ended September 30, 2025 due to the scheduled redelivery of six chartered-in NGL carriers to their owners in December 2024; and

•a decrease of $2.5 million for the nine months ended September 30, 2025 due to the sales of the Seapeak Napa, the Seapeak Cathinka, the Seapeak Camilla and the Seapeak Pan during 2024;

partially offset by:
•an increase of $0.9 million for the nine months ended September 30, 2025 due to higher seafarers' costs on certain of our NGL carriers primarily due to the timing and location of crew changes during the first half of 2025.

Time-Charter Hire Expenses. Time-charter hire expenses decreased by $2.1 million and $6.4 million for the three and nine months ended September 30, 2025, compared to the same periods of the prior year, due to the scheduled redelivery of six chartered-in LPG carriers to their owners in December 2024.

Gain on Sales of Vessels. Gain on sales of vessels was $3.4 million and $4.3 million for three and nine months ended September 30, 2024 and relates to the sales of the Seapeak Napa, the Seapeak Cathinka, Seapeak Camilla, and the Seapeak Pan in February 2024, March 2024, April 2024 and August 2024, respectively.

Equity Income. Equity income from the Exmar LPG Joint Venture increased (decreased) by $3.8 million and $(2.9) million for the three and nine months ended September 30, 2025, compared to the same periods of the prior year, primarily due to:

•increases of $2.6 million and $5.5 million for the three and nine months ended September 30, 2025 due to an increase in earnings related to the deliveries of the Champagny and the Courchevel LPG carriers during 2025; and

•an increase of $2.3 million for the three months ended September 30, 2025 due to lower unrealized losses on non-designated derivative instruments, compared to the same period of the prior year primarily due to changes in long-term forward benchmark interest rates during these periods;

partially offset by:
•a decrease of $5.1 million for the nine months ended September 30, 2025 due to a $6.5 million gain recognized on the sale of the Severin Schulte LPG carrier during the second quarter of 2024 and $0.9 million due to an impairment of the right of use asset associated with the in-chartered Severin Schulte LPG carrier during the first quarter of 2025, as a result of a reduction in our estimated future hire rates compared to a $2.3 million gain recognized on the sale of the Sophie Schulte LPG carrier during the second quarter of 2025;
•decreases of $0.6 million and $1.7 million for the three and nine months ended September 30, 2025 due to the net impact of sale-leasebacks of two in-chartered LPG carriers at higher rates; and

•a decrease of $0.8 million for the nine months ended September 30, 2025 due to unrealized losses on non-designated derivative instruments, compared to unrealized gains during the same period of the prior year primarily due to changes in long-term forward benchmark interest rates during these periods.

Other Operating Results
The following tables compares our other operating results for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Change	% Change
(in thousands of U.S. Dollars)	2025	2024
General and administrative expenses	(13,549)	(7,007)	(6,542)	93.4
Restructuring charges	(1,460)	—	(1,460)	100.0
Interest expense	(41,353)	(44,620)	3,267	(7.3)
Interest income	3,059	3,724	(665)	(17.9)
Realized and unrealized loss on non-designated derivative instruments	(1,261)	(28,065)	26,804	(95.5)
Foreign currency exchange loss	(924)	(4,789)	3,865	(80.7)
Other (expense) income	(7,480)	5,599	(13,079)	(233.6)
Income tax recovery (expense)	981	(681)	1,662	(244.1)
Other comprehensive loss	(2,359)	(18,678)	16,319	(87.4)

	Nine Months Ended September 30,		Change	% Change
(in thousands of U.S. Dollars)	2025	2024
General and administrative expenses	(27,953)	(22,459)	(5,494)	24.5
Restructuring charges	(20,724)	—	(20,724)	100.0
Interest expense	(126,125)	(133,824)	7,699	(5.8)
Interest income	9,311	10,590	(1,279)	(12.1)
Realized and unrealized (loss) gain on non-designated derivative instruments	(26,476)	3,465	(29,941)	(864.1)
Foreign currency exchange loss	(3,737)	(3,485)	(252)	7.2
Other expense	(21,469)	(3,943)	(17,526)	444.5
Income tax expense	(696)	(2)	(694)	34,700.0
Other comprehensive loss	(16,266)	(9,150)	(7,116)	77.8

General and Administrative Expenses. General and administrative expenses were $13.5 million and $28.0 million for the three and nine months ended September 30, 2025, as compared to $7.0 million and $22.5 million for the same periods of the prior year. The increases for the three and nine months ended September 30, 2025 were primarily due to a discretionary compensation payment to directors and management approved by our sole common shareholder.

Restructuring charges. Restructuring charges were $1.5 million and $20.7 million for the three and nine months ended September 30, 2025 and primarily relate to severance costs resulting from the dismissal of substantially all of our Spanish seafarers. This severance follows our decision to restructure the operations of the four steam turbine LNG carriers, which comprise our Spanish fleet, due to the adverse market conditions affecting steam turbine LNG carriers.

Interest Expense. Interest expense was $41.4 million and $126.1 million for the three and nine months ended September 30, 2025, as compared to $44.6 million and $133.8 million for the same periods of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The decreases were primarily due to lower debt balances as a result of scheduled repayments and the lower utilization of our revolving credit facility, and lower floating interest rates during 2025; partially offset by the financing of the Marvel Swan LNG carrier during the first quarter of 2025 and the refinancing of certain of our vessels during 2024.
Realized and Unrealized (Loss) Gain on Non-designated Derivative Instruments. We have entered into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. Our interest rate swaps typically require settlements every three months and the receipt of floating interest is based on the prevailing SOFR rate at the beginning of the settlement period. "Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" provides details of our current derivative positions and a breakdown of realized and unrealized gains (losses) relating to these non-designated interest rate swap agreements for the three and nine months ended September 30, 2025 and 2024. Realized gains (losses) during a period reflect prevailing SOFR rates that are higher (lower) than the average fixed rates of our interest rate swaps. Unrealized gains (losses) will primarily reflect an increase (decrease) in the long-term SOFR yield curve during each relevant period. Realized and unrealized (losses) gains on non-designated derivative instruments were $(1.3) million and $(26.5) million for the three and nine months ended September 30, 2025, as compared to $(28.1) million and $3.5 million for the same periods of the prior year, primarily due to changes in the prevailing and forward SOFR rates during these periods.

Foreign Currency Exchange Loss. Foreign currency exchange loss was $0.9 million and $3.7 million for the three and nine months ended September 30, 2025, as compared to $4.8 million and $3.5 million for the same periods of the prior year. These foreign currency exchange losses were primarily due to the relevant period-end revaluation of our NOK-denominated debt and, for the three and nine months ended September 30, 2024, our Euro-denominated term loan for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains and losses on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger (gains) or weaker (losses) U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Our cross currency swaps economically hedge all of the foreign currency and interest rate exposure on our NOK-denominated debt. Our Euro-denominated debt was used to purchase two vessels that were on long-term charters which entitled us to payment of charter-hire in Euros. As such, our Euro-denominated debt was repaid with these fixed Euro charter hire receipts and consequently our Euro currency exposure was limited by this arrangement. As at September 30, 2025, we have no exposure to Euro-denominated debt as it matured in December 2024.
Other (expense) income. Other (expense) income was $(7.5) million and $(21.5) million for the three and nine months ended September 30, 2025, as compared to $5.6 million and $(3.9) million for the same periods of the prior year. The change in other (expense) income was primarily due to increases of $10.1 million and $10.3 million in unrealized credit loss provisions for the three and nine months ended September 30, 2025, as compared to the same periods of the prior year, primarily due to decreases in the estimated charter-free vessel fair values for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases, and their impact on our expectation of the value of such vessels upon completion of their existing charter contracts. Other (expense) income also includes $2.8 million and $6.3 million in financing extinguishment gains recognized upon the repurchases of certain NGL carriers during the three and nine months ended September 30, 2024.
Income tax recovery (expense). Income tax recovery (expense) was $1.0 million and $(0.7) million for the three and nine months ended September 30, 2025, as compared to $(0.7) million and a nominal amount for the same periods of the prior year. The change in income tax recovery (expense) for the three months ended September 30, 2025 was primarily due to lower freight tax estimates compared to the same period of the prior year. The change in income tax recovery (expense) for the nine months ended September 30, 2025 was primarily due to estimated income taxes owing related to the transfer of certain of our NGL operations from France to Denmark and changes in current and deferred tax balances related to the timing of deductions in our Tangguh Joint Venture, in which we have a 70% ownership interest during 2025; partially offset by lower freight tax estimates during 2025.
Other Comprehensive Loss. Other comprehensive loss was $(2.4) million and $(16.3) million for the three and nine months ended September 30, 2025, as compared to $(18.7) million and $(9.2) million for the same periods of the prior year. The changes in other comprehensive loss results were primarily due to changes in the forward SOFR benchmark interest rates, where the results of our joint ventures reflect the use of hedge accounting. The decrease in other comprehensive loss for the three months ended September 30, 2025 was primarily due to unrealized gains on our interest rate swap agreements, compared to unrealized losses for the same period of the prior year. The increase in other comprehensive loss for the nine months ended September 30, 2025 was primarily due to unrealized losses on our interest rate swap agreements, compared to unrealized gains for the same period of the prior year; partially offset by lower realized gains on our interest rate swap agreements, compared to the same period of the prior year.

Liquidity and Capital Resources
Sources and Uses of Capital

For a description of our sources and uses of capital, please read “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Our sources of funds include borrowings from debt facilities and borrowings from obligations related to finance leases, which are described in "Item 1 – Financial Statements: Note 8 – Long-Term Debt and Note 5 – Chartered-in Vessels". We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for certain of our equity-accounted joint ventures. As at September 30, 2025, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps, was $812.2 million. As at September 30, 2025, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

Certain of our credit facilities and obligations related to finance leases require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facility, term loans and bonds, and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 5 – Chartered-in Vessels and Note 8 – Long-Term Debt" included in this Report. Certain of our debt facilities and obligations related to finance leases require us to make interest payments based on NIBOR or SOFR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" included in this Report and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Liquidity

Our total liquidity, which consists of cash, cash equivalents, short-term investments, and undrawn credit facilities, was $252.9 million as at September 30, 2025, compared to $338.7 million as at December 31, 2024, a decrease of $85.8 million. This decrease was due to a $45.0 million increase in the amounts drawn on our revolving credit facility (which allows for borrowings of up to $350.0 million) and a decrease in cash and cash equivalents of $50.0 million; partially offset by an increase in short-term investments of $9.2 million (as detailed in "Item 1 – Financial Statements: Unaudited Consolidated Statements of Cash Flows" included in this Report, excluding a decrease in restricted cash of $13.4 million).

The following table summarizes our contractual obligations as at September 30, 2025, excluding those of our equity-accounted joint ventures. We expect that our liquidity at September 30, 2025, combined with the operating cash flows we expect to generate from customer contracts in place at September 30, 2025, and the cash distributions we expect to receive from our equity-accounted joint ventures, will be sufficient to pay our obligations coming due in the next 12 months following September 30, 2025. Our ability to pay our obligations, and to refinance our long-term debt and finance leases coming due subsequent to September 30, 2025, will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. We may expand the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing.

	Total	12 Months Following September 30, 2025	Remainder of 2026	2027	2028	2029	Beyond 2029
	(in millions of U.S. Dollars)
U.S. Dollar long-term debt	783.0	93.1	144.1	321.6	54.7	45.5	124.0
Norwegian Kroner long-term debt (i)	100.0	—	100.0	—	—	—	—
Commitments related to finance leases (ii)	2,285.4	333.6	56.6	396.3	366.6	210.7	921.6
Commitments related to operating leases (iii)	99.1	28.2	7.1	28.3	29.6	5.9	—
Newbuilding installments/shipbuilding supervision (iv)	908.8	216.5	53.5	638.8	—	—	—
Totals	4,176.3	671.4	361.3	1,385.0	450.9	262.1	1,045.6

(i)NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of September 30, 2025.
(ii)Includes, in addition to lease payments, amounts to purchase the leased vessels at the end of their respective lease terms. Where applicable, accelerated timing of repayments may be required if the Company is not in compliance with certain covenants under its lease agreements.
(iii)We have corresponding leases whereby we are the lessor and expect to receive approximately $74.4 million under these leases from the remainder of 2025 to 2029.
(iv)During November 2022, we entered into contracts with Samsung Heavy Industries Co., Ltd. for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers (or the Samsung LNG Carrier Newbuildings), which are scheduled for deliveries throughout 2027. We intend to finance substantially all of the remaining estimated pre-delivery expenditures with borrowings under two U.S. Dollar-denominated term loans maturing in 2027. In addition, the final construction installments due on delivery and the repayment of the two U.S. Dollar-denominated term loans maturing in 2027 will be financed with 10-year sale and leaseback financing arrangements, where the Samsung LNG Carrier Newbuildings will be sold to a third party upon their delivery for approximately $235.0 million per vessel and leased back to us.

In addition to the commitments in the table above, our equity-accounted joint ventures have commitments to fund newbuilding and other construction contract costs all of which are non-recourse to us. See "Item 1 – Financial Statements: Note 12 – Commitments and Contingencies" included in this Report.

Critical Accounting Estimates and Risk Factors

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2024, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" and "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2024. Our three RasGas II Joint Venture steam turbine LNG carriers are expected to complete their 20-year fixed rate charters in late-2026 and early-2027. We and our joint venture partner will assess opportunities for these vessels throughout the remainder of 2025 and 2026. Because the sale of these vessels after they complete their existing charters is a probable outcome, we have reduced our estimate of their useful lives from 25 years to 20 years and the carrying values of these vessels were written down to their estimated fair values at September 30, 2025, resulting in an impairment charge of $61.8 million. There have been no other significant changes in accounting estimates and assumptions from those discussed in our 2024 Annual Report on Form 20-F.

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, which could materially affect our business, financial condition or results of operations.

Non-GAAP Financial Measures

Net Voyage Revenues

Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time-charters, the charterer pays the voyage expenses, whereas under voyage charters, the shipowner pays these expenses, we include voyage expenses in net voyage revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass on to our customers the approximate amount of these expenses by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are generally comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages.

How we use net voyage revenues and the reasons for such use may be unique to the shipping industry. Given that net voyage revenues is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, (loss) income from vessel operations would be the most directly comparable GAAP financial measure, and net voyage revenues has been defined as (loss) income from vessel operations before restructuring charges, write-down and (gain) on sales of vessels, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses. The following table reconciles net voyage revenues with income from vessel operations:

	LNG Segment		NGL Segment
	Three Months Ended September 30,		Three Months Ended September 30,
(in thousands of U.S. Dollars)	2025	2024	2025	2024
(Loss) income from vessel operations	(20,065)	60,175	11,073	14,573
Restructuring charges	1,460	—	—	—
Write-down and (gain) on sales of vessels	61,792	—	—	(3,368)
General and administrative expenses	12,843	5,647	706	1,360
Depreciation and amortization	25,606	27,458	8,006	7,920
Time-charter hire expenses	—	—	—	2,108
Vessel operating expenses	46,246	45,782	8,614	11,836
Net voyage revenues	127,882	139,062	28,399	34,429

	LNG Segment		NGL Segment
	Nine Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2025	2024	2025	2024
Income from vessel operations	58,436	184,098	32,978	37,803
Restructuring charges	20,724	—	—	—
Write-down and (gain) on sales of vessels	61,792	—	—	(4,339)
General and administrative expenses	25,448	18,104	2,505	4,355
Depreciation and amortization	77,769	82,295	23,770	23,286
Time-charter hire expenses	—	—	—	6,409
Vessel operating expenses	139,441	134,519	25,418	36,093
Net voyage revenues	383,610	419,016	84,671	103,607

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2025 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows and our expectation that we will have sufficient liquidity for at least a one-year period;
•the expected timing of deliveries, costs and related financing relating to our LNG carrier newbuildings and the Exmar LPG Joint Venture's LPG carrier newbuildings;
•our expectations as to the useful lives of our vessels, including those of our equity-accounted joint ventures, and the revenue that will be generated from these vessels;
•expected exposure to interest rate volatility;
•the potential expansion of the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels;
•expected cash distributions from our equity-accounted joint ventures;
•expected interest payments;
•the possibility of future resumption of the LNG plant in Yemen operated by YLNG and the repayment of deferred hire amounts from YLNG on our two 52%-owned vessels, the Seapeak Marib and Seapeak Arwa;
•general domestic and international political conditions and geopolitical conflicts, including the impact of the Russia-Ukraine war on the economy, our industry and our business;
•the impact on our results for 2025 and beyond by any LNG carriers without charter contracts or LNG carriers rechartered at reduced rates;
•future sales or chartering opportunities for the RasGas II JV steam turbine LNG carriers following expiration of their existing vessel charter contracts;
•the impact of tariffs, and recent U.S and Chinese port docking fees on the economy, our industry and our business;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures; and
•expectations regarding the impact of uncertain tax positions and changes in corporate tax rates.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: the competitive factors in the markets in which we operate; changes in the financial stability of our charterers; changes in our expenses; delays associated with the dry docking of our vessels; potential delays in the deliveries and potential increases in costs relating to the LNG and LPG carrier newbuildings; sales of vessels; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; future demand for steam turbine LNG carriers; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or prices of LNG or LPG; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; our ability to generate and access additional cash and capital during the next 12 months; our and our joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to inflation, interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; changes in laws or regulations, including those relating to the regulation of greenhouse gases, such as the EU ETS; tariffs and retaliatory measures; the interpretation, enforcement and continuing application of docking fee measures applicable to Chinese-built and U.S-connected vessels; the application of sanctions to us or any of our counterparties or joint venture partners; LNG or LPG project delays or abandonment; the impact of the Russia-Ukraine war on us or on our third party counterparties to our charter contracts or business arrangements; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2024. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAPEAK LLC

Date: November 13, 2025	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)